UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10032661

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
SEC
NOV 24 2010
Washington, DC
121

SEC FILE NUMBER
8- 022752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

David A. Noyes & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 South LaSalle Street
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Art Harmon (312) 782-0400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Bouckaert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **David A. Noyes & Company**, as of **September 30, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature



Title


OFFICIAL SEAL
MARTIN TORRES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/24/11



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Independent Auditor's Report

To the Board of Directors
David A. Noyes & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of David A. Noyes & Company (the Company) as of September 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of David A. Noyes & Company as of September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 19, 2010

David A. Noyes & Company

Statement of Financial Condition
September 30, 2010

Assets	
Cash	$ 376,472
Receivable from clearing broker-dealer	2,211,817
Securities owned, at fair value	2,700,622
Employee receivables	566,216
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $157,561	102,631
Other assets	182,543
Total assets	$ 6,140,301
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses,	
Total liabilities	$ 2,813,867
Commitments and Contingent Liabilities (Note 6)	
Stockholders' Equity	
Common stock, no par value; authorized 300,000 shares; issued and outstanding 67,901 and 66,356 shares, respectively	4,023,299
Accumulated deficit	(696,865)
Total stockholders' equity	3,326,434
Total liabilities and stockholders' equity	$ 6,140,301

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

David A. Noyes & Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), New York Stock Exchange (NYSE) and the Financial Industry Regulatory Authority (FINRA), and a guaranteed introducing broker of R.J. O'Brien, a futures commission merchant. The Company is engaged in principal and agency transactions in securities and other related activities. The Company's customer securities and commodities transactions are cleared through another broker-dealer and a futures commission merchant on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company maintains deposits with high-quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Securities owned: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled.

Employee receivables: Employee receivables consist primarily of forgivable loans offered to certain employees. Loans are forgivable annually in installments proportional to their stated terms, which are generally three to five years. The Company does not record a valuation allowance for the employee loans because the loans are forgiven. If an employee leaves the Company before a loan is forgiven, the Company seeks to collect the remaining amount of the loan, and make an assessment as to the collectibility of the loan at that time.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Furniture, equipment, and leasehold improvements: Furniture, equipment, and leasehold improvements are recorded at cost and depreciated/amortized on accelerated methods over the estimated useful lives of the assets.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits.

FASB Accounting Standards Codification Topic 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended September 30, 2010, management has determined that there are no material uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2006.

Note 2. Fair Value of Financial Instruments

The Company follows the provisions of the FASB ASC 820-10, Fair Value Measurements, which define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under FASB ASC 820 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 includes listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 2. Fair Value of Financial Instruments (Continued)

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Common stock is recorded at fair value based on quoted market prices. U.S. Government securities, Government-sponsored enterprises and corporate bonds are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 1 of the fair value hierarchy.

Securities owned include certificates of deposit with maturity dates, when purchased, of more than three months held at a reputable financial institution. These investments are stated at face value plus accrued interest, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

Certain investments in common stock of an exchange are recorded at the most recent bid price. There is not an active market for the shares owned. Accordingly, such investments are classified as Level 3 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2010:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities owned:				
Certificates of deposit	$ -	$ 2,000,000	$ -	$ 2,000,000
Common stock	46,054	-	5,000	51,054
State and municipal government obligations	644,240	-	-	644,240
United States government bonds	5,328	-	-	5,328
	$ 695,622	$ 2,000,000	$ 5,000	$ 2,700,622

Note 3. Receivable from Clearing Broker-Dealer

The amount receivable from clearing broker-dealer at September 30, 2010, is comprised of the following:

Cash at clearing broker-dealer	$ 1,585,721
Fees and commissions receivable	376,096
Clearing deposit	250,000
	$ 2,211,817

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at September 30, 2010, consist of:

Furniture and equipment	$ 96,981
Leasehold improvements	163,211
Accumulated depreciation and amortization	(157,561)
	$ 102,631

Note 5. Profit Sharing and Salary Reduction Plan

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit sharing contributions. The plan is funded on a discretionary basis and covers substantially all employees.

Note 6. Commitments and Contingent Liabilities

The Company leases office space under various noncancelable operating leases expiring through July 31, 2020. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Years ending September 30:	
2011	$ 1,161,610
2012	848,756
2013	737,704
2014	717,334
2015	732,908
Thereafter	3,275,348
	$ 7,473,660

The Company had received abatements of rent on its office facilities leases, which provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the lease. At September 30, 2010, approximately $1,327,000 is related to the aforementioned deferred rent and is included in accounts payable and accrued expenses in the statement of financial condition.

Note 6. Commitments and Contingent Liabilities (Continued)

The terms of the fully disclosed clearing agreement provide that early termination of the agreement may result in a termination fee being due the clearing firm.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

The Company has a letter of credit for $2,000,000 to satisfy an office lease deposit requirement. This letter of credit is collateralized by certificates of deposit and matures on March 22, 2011.

Note 7. Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer securities and commodity transactions are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreements, the Company is required to maintain a deposit with one of its clearing organizations.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Note 8. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital rule (Rule 15c3-1). The Company has elected to use the alternative net capital method permitted by Rule 15c3-1. Under this rule, the Company should not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debits arising from customer transactions. At September 30, 2010, the Company had net capital of $2,372,846 which was $2,122,846 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through November 19, 2010, the date that these financial statements were issued. There were no subsequent events to disclose.